HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218 FILE NO: 68139.1004

December 9, 2009

VIA EDGAR

Mr. Thomas Kluck

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Ellington Financial LLC Pre-Effective Amendment No. 4 and 5 to Registration Statement on Form S-11 Filed on November 20 and November 30, 2009 Registration No. 333-160562

Dear Mr. Kluck:

As counsel to Ellington Financial LLC, a Delaware limited liability company (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), Pre-Effective Amendment No. 6 (“Amendment No. 6”) to the Company’s Registration Statement on Form S-11 (File No. 333-160562) (the “Registration Statement”) and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated December 9, 2009.

For convenience of reference, each Staff comment contained in your December 9, 2009 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Yolanda Crittendon and Duc Dang a courtesy copy of this letter and two courtesy copies of Amendment No. 6 filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to Amendment No. 5 to the Registration Statement filed with the Commission on November 30, 2009. The changes reflected in Amendment No. 6 have been made in response to the Staff’s comments. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement shall have the meanings set forth in the Registration Statement.

Mr. Thomas Kluck

December 9, 2009

Comment 1.	We note that your disclosure that during the nine month period, that total incentive fees earned were $16.6 million. On page 122, you state that under the management agreement that was in effect prior to your amendment effective July 1, 2009, the incentive fee paid was the same amount of $16.6 million. It is not clear from the noted disclosure if you applied the pre-amendment arrangement towards the entire nine month period. Please clarify.

RESPONSE:	The Company has revised the disclosure on pages 78,80 and 123 to clarify that the incentive fees earned by the Manager for the period prior to July 1, 2009, were calculated based on the provisions in the Management Agreement as it was in effect prior to July 1, 2009.

Comment 2.	So that investors can get a better understanding of the relationship between the incentive fee paid and your operating results, please provide the calculation that lead to the incentive fees paid for the last nine months. Also, please discuss how investment income and realized and unrealized gains and losses affect such calculation.

RESPONSE:	The Company has added disclosure to page 121 explaining that net investment income and net realized and unrealized gains and losses are reflected in Adjusted Net Income, which is the key metric used in determining the incentive fee amounts payable to the Manager. The Company has also added on page 122 a table that illustrates, using five different examples, the relationship between Adjusted Net Income and the incentive fee, as well as a summary calculation of the incentive fee that was actually paid to the Manager for the third quarter of 2009, in each case based on the methodology for calculating the incentive fee set forth in the management agreement as currently in effect. The Company has also revised the disclosure on page 123 to clarify the fact that the incentive fee the Company paid to the Manager for the three months ended September 30, 2009, was calculated based on the incentive fee provisions set forth in the amended management agreement, whereas the incentive fees the Company paid for the six months ended June 30, 2009, and for the year ended December 31, 2008, were calculated based on the incentive fee provisions set forth in the management agreement as in effect prior to the July 1, 2009 amendment. The Company has also made similar revisions in the preceding section regarding the base management fees paid to the Manager for the three and nine month periods ended September 30, 2009, and the for the year ended December 31, 2008.

Comment 3.	We note the significance of your investments in TBAs. Please revise to provide a more detailed discussion explaining the nature and function of the noted assets.

Mr. Thomas Kluck

December 9, 2009

RESPONSE:	The Company has revised the disclosure on pages 4 and 5 and on page 93 to include a more detailed explanation of the Company’s TBAs.

Comment 4.	Please have counsel confirm to us that counsel concurs with our understanding that the reference and limitation to the “Delaware Limited Liability Company Act” includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

RESPONSE:	Hunton & Williams LLP hereby confirms that the reference and limitation to the “Delaware Limited Liability Company Act” set forth in the Item 5.1 opinion includes the statutory provisions and also all applicable provisions of the Delaware Constitution and reported judicial decisions interpreting these laws.

Comment 5.	In your tax opinion, we note that counsel has assumed that all documents referred to have been duly authorized, executed and delivered. It is not clear how it is appropriate for counsel to make/extend such assumptions to documents that should have been authorized, executed, and delivered by the registrant, since such information appears readily ascertainable. Please clarify.

RESPONSE:	Hunton & Williams LLP assumes in its tax opinion that all documents referred to have been duly authorized, executed and delivered, including by the registrant. This is a standard assumption that our firm makes in all of its tax opinions, including the Item 8.1 opinions that our firm has delivered and filed with the SEC in over 300 registered public offerings over the last 20 years. The Staff has never made this comment before. We do not believe our tax opinion practice, including the practice of assuming due authorization, execution and delivery of documents, is out of line with industry standards. It is true that, if our firm performed certain additional due diligence, due authorization of certain agreements and documents could probably be ascertained; however, due execution and delivery of documents after the fact are very difficult to ascertain since the lawyers giving the opinion rarely witness the physical execution and delivery of the documents. Moreover, the question of whether certain documents have been duly authorized, executed and delivered is not essential to the subject matter of the tax opinion. The focus of the opinion is on tax matters, not ancillary corporate law matters such as due authorization, execution and delivery of documents. Finally, even with the assumption that the documents referred to were duly authorized, executed and delivered, if our firm had reason to believe that such documents were not in fact duly authorized, executed and delivered, it would not ethically be able to assume that fact away.

Mr. Thomas Kluck

December 9, 2009

In addition, Mr. Dang asked in a telephonic comment that he provided to me earlier today that we confirm that the underwriters named on the front cover page of the prospectus are all managing underwriters. We hereby confirm that Credit Suisse and Deutsche Bank Securities are the co-lead managing underwriters of the offering and the other underwriters named on the front cover page of the prospectus are co-managing underwriters of the offering.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at (804) 788-7366.

Very truly yours,

/s/ Daniel M. LeBey Daniel M. LeBey

Mr. Thomas Kluck

December 9, 2009

cc:	Eric Bothwell
Valerie Ford Jacob
Paul D. Tropp
Charles Cotter
Laurence Penn